Mail Stop 3561

August 27, 2007

Chris T. Sharng
President
Natural Health Trends Corp.
2050 Diplomat Drive
Dallas, Texas 75234

**Re: Natural Health Trends Corp.
Registration Statement on Form S-3
Filed June 29, 2007
File No. 333-144219**

**Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 28, 2007
Form 10-Q for Fiscal Quarter Ended March 31, 2007
File No. 0-26272**

Dear Mr. Sharng:

We have completed our review of the above filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: John B. McKnight, Esq.
Locke Liddell & Sapp LLP
Facsimile No. (214) 756-8675